Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2023

Financial Results

TAIPEI, Taiwan, October 31, 2023 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2023 unaudited financial results.

Comments from Management

In the third quarter of 2023, GigaMedia reported revenues of $1.07 million, with a gross profit of $0.58 million, an operating loss of $0.89 million and a net loss of $0.51 million. Total revenues increased by 4.5% and gross profit by 3.0% if compared to last quarter, while gross profit margin at 54.4% was slightly lower than 55.2% last quarter.

While this quarter saw the first post-COVID summer vacation in Taiwan and Hong Kong, where people tended to travel more and spent less time on digital entertainments, we managed to keep growth from last quarter and have the net loss reduced.

Third Quarter Overview

•
Revenues increased by 4.5% quarter-on-quarter to approximately $1.07 million from $1.03 million last quarter.
•
Consolidated loss from operations for the third quarter of 2023 amounted to $0.89 million, representing a reduction of loss from $0.92 million last quarter.
•
The net asset value was around $4.27 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA 3Q23 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q23	2Q23	Change (%)	3Q23	3Q22	Change (%)
Revenues	1,071	1,025	4.49%	1,071	1,575	-32.00%
Gross Profit	583	566	3.00%	583	949	-38.57%
Loss from Operations	(893)	(919)	NM	(893)	(674)	NM
Net Loss Attributable to GigaMedia	(507)	(562)	NM	(507)	(869)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.05)	(0.05)	NM	(0.05)	(0.08)	NM
EBITDA (A)	(946)	(982)	NM	(946)	(1,106)	NM
Cash, Cash Equivalent and Restricted Cash	38,823	37,775	2.77%	38,823	39,556	-1.85%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)
•
Consolidated revenues for the third quarter of 2023 were $1.07 million, representing an increase of 4.5% compared to $1.03 million in the prior quarter, but decreased by 32.0% year-over-year from $1.58 million the same quarter last year.
•
Consolidated gross profit increased by 3.0% quarter-on-quarter to $0.58 million from $0.57 million last quarter, but decreased by 38.6% year-over-year from $0.95 million in the third quarter last year.
•
Consolidated loss from operation of the third quarter of 2023 was $0.89 million, representing a slight decrease in loss from $0.92 million from last quarter.
•
Consolidated net loss of the third quarter of 2023 was $0.51 million compared to $0.56 million in last quarter.
•
Cash, cash equivalents and restricted cash at the end of the third quarter of 2023 was $38.8 million.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $38.8 million as of September 30, 2023, or $3.51 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 31, 2023. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

"While the inflation is forecast to decline steadily, consumer sentiment still appears slow to recover," said GigaMedia CEO James Huang. "But we are cautiously optimistic for the coming quarter, where we will be dedicated to reaching a broader customer base and improving our revenue generation mechanism.”

In the meantime, we will continue reviewing suitable prospects for strategic investment and acquisition targets to increase corporate growth and maximize shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2023 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2023 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	09/30/2023	06/30/2023	09/30/2022	09/30/2023	09/30/2022
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,071,363	1,025,056	1,574,971	3,421,771	4,483,833
	1,071,363	1,025,056	1,574,971	3,421,771	4,483,833
Operating costs
Cost of Digital entertainment service revenues	488,665	458,667	625,992	1,480,467	1,859,268
	488,665	458,667	625,992	1,480,467	1,859,268
Gross profit	582,698	566,389	948,979	1,941,304	2,624,565
Operating expenses
Product development and engineering expenses	183,682	188,457	303,838	550,331	947,241
Selling and marketing expenses	440,845	406,876	425,498	1,278,811	1,237,602
General and administrative expenses and others	845,761	890,636	892,368	2,616,052	2,783,658
Other	5,774	(101)	820	6,755	1,758
	1,476,062	1,485,868	1,622,524	4,451,949	4,970,259
Loss from operations	(893,364)	(919,479)	(673,545)	(2,510,645)	(2,345,694)
Non-operating income (expense)
Interest income	453,205	435,038	245,113	1,292,793	374,523
Foreign exchange loss - net	(236,221)	(135,898)	(635,103)	(372,946)	(1,354,774)
Gain on disposal of investments	76,885	—	—	76,885	—
Changes in the fair value of an instrument recognized at fair value	86,123	52,092	170,010	119,486	181,148
Other - net	6,336	6,659	24,785	13,103	46,056
	386,328	357,891	(195,195)	1,129,321	(753,047)
Loss from continuing operations before income taxes	(507,036)	(561,588)	(868,740)	(1,381,324)	(3,098,741)
Income tax expense	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(507,036)	(561,588)	(868,740)	(1,381,324)	(3,098,741)
Loss per share attributable to GigaMedia
Basic:	(0.05)	(0.05)	(0.08)	(0.12)	(0.28)
Diluted:	(0.05)	(0.05)	(0.08)	(0.12)	(0.28)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	09/30/2023	06/30/2023	09/30/2022
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	38,510,253	37,462,050	39,243,562
Marketable securities-current	—	7,950,000	8,132,000
Accounts receivable - net	252,757	187,385	193,988
Prepaid expenses	122,981	225,334	479,308
Restricted cash	312,777	312,762	312,737
Other receivables	364,671	765,741	397,454
Other current assets	144,963	118,950	142,483
Total current assets	39,708,402	47,022,222	48,901,532

Marketable securities - noncurrent	9,432,596	2,371,000	2,190,000
Property, plant & equipment - net	116,433	131,758	69,648
Intangible assets - net	9,849	13,188	4,313
Prepaid licensing and royalty fees	64,788	101,919	214,820
Other assets	1,347,570	1,510,307	1,638,755
Total assets	50,679,638	51,150,394	53,019,068

Liabilities and equity
Accounts payable	29,348	28,747	39,304
Accrued compensation	320,722	230,931	327,625
Accrued expenses	1,005,141	855,201	1,269,049
Unearned revenue	812,083	847,887	864,491
Other current liabilities	720,223	718,266	785,621
Total current liabilities	2,887,517	2,681,032	3,286,090

Other liabilities	562,396	714,650	857,277
Total liabilities	3,449,913	3,395,682	4,143,367
Total equity	47,229,725	47,754,712	48,875,701
Total liabilities and equity	50,679,638	51,150,394	53,019,068

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	09/30/2023	06/30/2023	09/30/2022	09/30/2023	09/30/2022
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(507,036)	(561,588)	(868,740)	(1,381,324)	(3,098,741)
Depreciation	10,894	11,259	5,681	32,479	16,917
Amortization	2,924	3,024	2,055	9,003	6,419
Interest income	(453,205)	(435,038)	(245,113)	(1,292,793)	(374,522)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(946,423)	(982,343)	(1,106,117)	(2,632,635)	(3,449,927)